

SE 16012042

SEC Mail Processing Section FEB 26 2016 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosenblatt Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street- 26th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Gawronski 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.
(Name – *if individual, state last, first, middle name*)

21 Locust Avenue- Suite 2D-1	New Canaan	CT	06840-4735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

ROSENBLATT SECURITIES INC.

INDEX

OATH OR AFFIRMATION

I, Joseph C. Gawronski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenblatt Securities Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 18



Signature

President & COO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roy A. Abramowitz & Co.
Roy A. Abramowitz, CPA
Certified Public Accountant

Report of Independent Registered Public Accounting Firm

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (a New York State S Corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Rosenblatt Securities Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Rosenblatt Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 25, 2016

NY OFFICE: 212.398.8100 FAX: 203.966.5668 CT OFFICE: 203.594.7360
230 West 41st Street, 15th Floor, New York, NY 10036
21 Locust Avenue, Suite 2D-1, New Canaan, CT 06840
EMAIL: rafinancial@optonline.net

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash & cash equivalents	$ 1,509,036
Receivable from broker-dealers and clearing organizations	602,589
Furniture and equipment, net of accumulated depreciation of $1,900,215	258,801
Loans receivable - employee	5,000
Security deposits	1,022,751
Prepaid expenses	68,366
TOTAL ASSETS	$ 3,466,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 305,742
Accrued expenses	52,343
Payable to clients	20,688
ADP Payable	140
Deferred Subscription Revenue	315,939
Commission payable	246,309
Bonuses payable	1,137,439
TOTAL LIABILITIES	$ 2,078,600
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	1,385,417
TOTAL SHAREHOLDERS' EQUITY	$ 1,387,943
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,466,543

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI) was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, ISE, and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing both institutions and other broker-dealers, as well as corporates for share repurchase. The firm represents traditional institutions, quants and portfolio trading customers in NYSE- and Nasdaq-listed equities, options and ETF markets through its upstairs trading desk and NYSE trading floor operation. With twelve trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility.

RSI utilizes automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty-five years ago to offering DMA and sophisticated algorithmic tools today. RSI also provides market structure, technical analysis, transaction analytics, and financial technology advice to customers, as well as renders consulting and investment banking services to exchanges and other capital markets participants. In-house research coverage includes the technology, media and telecom sectors and relationships with leading foreign dealers provides access to research from numerous other geographies.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a trade date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, generally 5 years.

For the year 2015 $ 31,704 of property and equipment acquisitions were made for the upstairs trading facility and administrative offices in New York City and supportive personnel in California, Colorado, South Carolina and London. All new acquisitions are depreciated on a straight line basis. Depreciation and amortization expense on property and equipment was $ 50,923 during 2015.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2015.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(F) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(G) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(H) The Company does not enter into financial instruments for trading or speculative purposes.

(I) Goldman Sachs, the Company's clearing broker, clears the trades executed by the Company on behalf of its customers, typically on a T+3 basis. As of December 31, 2015 Goldman Sachs accounted for 17% of the Company's total accounts receivable. Commission revenue collected by Goldman Sachs accounted for 76% of the Company's total commission revenue and 64% of the Company's total revenues.

(J) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

(K) The Company is subject to lawsuits, investigations and other claims related to its operations and is required to access the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities is made when the risk is reasonably possible or probable. As of December 31, 2015 there were no reserves or disclosures required.

(L) Deferred subscription revenue represents subscription payments that are amortized monthly into earnings over the period of the subscription.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor during December 2015 and received in January 2016.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2015 and received in January 2016.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: SECURITY DEPOSITS

During 2008 the Company entered into an agreement with its clearing firm. In addition an escrow deposit was made during 2008 as a DTCC member. As of December 31, 2015 the Company maintains a security deposit with its clearing firm in the amount of $1,004,363 and the DTCC in the amount of $10,051. The security deposits include interest earned during subsequent periods. The Company withdrew from DTCC membership in 2015, and is in the process of recovering its deposit.

The Company also maintains security deposits in the amount of $8,338 in total for a New York City corporate residence and offices in California, Colorado and South Carolina.

At December 31, 2015 security deposits totaled $1,022,752.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2015 is $3,000.

Since the Company has nexus in California and Massachusetts it was subject to the California Minimum Franchise Tax and the Massachusetts S Corporation Minimum Excise Tax and filing fee. The Company accrued a tax provision for California, South Carolina, the City of Dublin OH and Massachusetts in the amount of $1,587.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock.

The New York City Alternative income tax for 2015 is $27,692.

The Company over-accrued $8,425 for 2014 New York City Corporation tax which was credited to 2015.

As of December 31, 2015 the Company had $71,284 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, the New York City tax loss carryforwards will expire in 2029.

There are no uncertain tax positions in the company's tax filings, and there are no current tax audits pending. The corporate tax returns are open for audit for a period of three years from the date of filing.

NOTE 6 COMMITMENTS

The Company entered into a "Fifth Amendment of Lease" on September 28, 2012 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The term of the amended lease was to expire on November 30, 2018. Pursuant to the Landlord's Termination Option, the lease will be terminated on June 30, 2016. Pursuant to the lease the Company is liable for 1.7454% of the real estate tax and 1.8368% of the operating expenses of the building. The lease also includes rent abatements and rent escalations.

The annual rent for the premises is payable in advance in equal monthly installments of $28,857 through the expiration of the lease on June 30, 2016.

On August 25, 2006 the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit. On April 9, 2013 the Standby Letter of Credit expiration date was extended to November 30, 2018. The Standby Letter of credit will be terminated on June 30, 2016.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

As of the date of the audit report, the company has not entered into a new lease. The company estimates that the monthly rental commitment on any new location will not be materially different than the current monthly obligation and in the first year expects that the total payment will be materially less as customarily a new lease has a rent commencement date that is months after occupancy begins.

The Company extended its lease for one executive office in Irvine, California. The term of the lease was extended for one year expiring May 31, 2016.
The annual rent for the premises is payable in advance in equally monthly installments of $1,000.

The Company extended its one year lease for a corporate apartment in New York City located next to the New York City office space. The one year extension is for the period August 15, 2015 through August 14, 2016. The annual rent for the premises is payable in advance in equally monthly installments of $4,762.80.

The Company extended its one year lease in Lakewood, CO on April 1, 2015 as a month to month basis under the terms of the lease. The annual rent for the premises is payable in advance in equally monthly installments of $975.

The Company extended its lease in Sullivan's Island, SC on July 1, 2015.
The lease was extended for a term of one year and shall expire on June 30, 2016. The annual rent for the premises is payable in advance in equally monthly installments of $900.

The Company entered into a lease arrangement in Denver, CO on June 1, 2015.
It shall continue on a month to month basis under the terms of the lease. The annual rent for the premises is payable in advance in equally monthly installments of $465.

The Company entered into an informal arrangement with Invicomm Limited, London in June 2015. The monthly rental fee for the premises is £474.

NOTE 7: TRADING LICENSES

During the calendar year 2015 the Company maintained twelve trading licenses with the NYSE. The billing structure is as follows: License #1 is $50,000/year. Each additional license is $15,000/year. Trading license fees are billed monthly and can be cancelled at any time and the cost is prorated.

NOTE 8: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(i) which requires that net capital as defined, shall be at least the greater of $ 250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2015, the Company had net capital of $2,017,360 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $ 250,000 by $ 1,767,360.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

(1) Rosenblatt Securities Inc. (RSI) has a clearing relationship with Goldman Sachs Execution & Clearing, L.P. ("GSEC") pursuant to a fully disclosed clearing agreement. GSEC is transferring its clearing business to Goldman, Sachs & Co. ("GS&Co.") an affiliate broker dealer. As part of that transfer, RSI's existing fully disclosed clearing agreement with GSEC is being transferred to; and assumed by GS&Co. The transfer occurred as of the close of business on February 19, 2016.

(2) The Company's current office space at 20 Broad Street, 26th Floor New York, NY 10005 will expire on June 30, 2016. The Company is pursuing alternate locations. No lease has been signed as of the date of the audit report.

ROSENBLATT SECURITIES INC.

REPORT ON FINANCIAL STATEMENTS
("Public" Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED

DECEMBER 31, 2015

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK
NEW CANAAN, CONNECTICUT